Attorney at Law	VICTOR D. SCHWARZ A LIMITED LIABILITY COMPANY 4764 South 900 East SUITE 3(A) SALT LAKE CITY, UTAH 84117	TELEPHONE: (801) 270-0930 TELECOPY: (801) 685-0949

July 9, 2007

Alan Morris, Esq. Eduardo Aleman, Esq. United States Securities and Exchange Commission Division of Corporate Finance Mail Stop 6010 Washington, D.C. 20549	via EDGAR and Facsimile Transmission

Re:	Princeton Security Technologies, Inc.
File No. 333-141482

REQUEST FOR ACCELERATION OF EFFECTIVE DATE

Dear Mr. Morris and Mr. Aleman:

On behalf of Princeton Security Technologies, Inc. (the “Company”), I am hereby requesting the effective date of the above referenced Registration Statement be accelerated so that the same shall become effective as of July 10, 2007 at 4:00 PM Eastern Time, or as soon thereafter as is practicable. Additionally, on behalf of the Company, it recognizes and agrees that:

-	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
-
the action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-
the Company may not assert staff comments and the declaration of effectiveness a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require any additional information, please telephone.

Sincerely,

/s/
Victor D. Schwarz